Room 4561
Via fax: (650) 944-5411

March 31, 2010

Mr. R. Neil Williams
Chief Financial Officer Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

Re: **Intuit Inc.**
Form 10-K for the Fiscal Year Ended July 31, 2009
Filed September 15, 2009
File no. 0-21180

Dear Mr. Williams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief